UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY, 2008.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: January 25, 2008                     /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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JANUARY 24, 2008                               TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


     CENTRASIA CONTINUES TO INTERSECT SIGNIFICANT NI MINERALIZATION STARTING
          FROM SURFACE WITH THREE HIGHER GRADE ZONES EXCEEDING 0.5% NI

              CENTRASIA IS ALSO PLEASED TO ANNOUNCE THAT THE FINAL
                BASELINE ENVIRONMENTAL REPORT HAS BEEN RECEIVED

VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") announces additional results from the ongoing infill drill program at its 100% owned, Souker Nickel-Copper project ("Souker") in the Kola Peninsula of northwestern Russia. As of January 18, 2008, a total of 7,247 metres of drilling has been completed in 58 drill holes.

Cary Pinkowski, Chairman of the Board, says "We are pleased to report these results that further support development of an open pit nickel mine with mineralization starting at the surface and continuing to the deepest levels drilled to date."

The mineralized intervals reported below are associated with varying degrees of disseminated to semi-massive sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The mineralized intervals reported below continue to demonstrate the bulk tonnage target potential that would be amenable to open pit mining. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width. The holes were not drilled in numerical order. See attached map for drill hole collar locations.

--------------------------------------------------------------------------------
 DRILL               FROM        TO           INTERVAL        NI            CU
 HOLE                 (m)        (m)            (m)          (%)            (%)
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CP07-16                 -           -              -          nac           nac
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CP07-26               1.5        50.4           48.8         0.31           nac
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CP07-35               1.6        38.6           37.0         0.29           nac
--------------------------------------------------------------------------------
CP07-36               0.8        79.8           79.3         0.30           nac
--------------------------------------------------------------------------------
CP07-55               2.6        83.5           80.9         0.30           nac
--------------------------------------------------------------------------------
CP07-57               3.4        41.3           37.9         0.27           nac
--------------------------------------------------------------------------------
CP07-58               1.8        78.3           76.5         0.35           nac
    including        14.0        40.0           26.0         0.51          0.19
--------------------------------------------------------------------------------
CP07-68              52.0       214.9          162.9         0.28           nac
--------------------------------------------------------------------------------
CP07-69               1.1        54.3           53.2         0.25           nac
                     77.0       164.1           87.1         0.29           nac
--------------------------------------------------------------------------------
CP07-71               0.5        13.0           12.5         0.21           nac
                     33.0       125.8           92.8         0.31           nac
    including       109.0       124.8           15.8         0.61          0.32
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CP07-72              64.0       144.2           80.2         0.36           nac
    including       113.0       143.6           30.6         0.55          0.25
--------------------------------------------------------------------------------
* nac - none above Cu cutoff of 0.10% or Ni cutoff of 0.20% including a higher grade interval of Xm greater than 0.40% Ni
** All intervals are measured in metres

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                                      -2-


The intervals reported below have been calculated using a Ni cut off grade of 0.20% Ni. The assay procedure used is a total acid digestion of the sample with analysis of the resulting solution by AA. This procedure yields a total Ni value for each sample. The drill program was initially laid out to achieve a maximum 100 metre by 100 metre ore intercept spacing in order to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category (See May 14, 2007 Press Release). The 58 holes completed to date, range from 50 metres to 287.7 metres in depth, for a total of 7,247 metres. The drill data from the drill campaign will also be used to convert the historic Soviet resource into a NI43-101 compliant resource. All drill data to date from the Souker Nickel Deposit is being currently modeled in house and statistics from analytical results will be used to determine what intercept spacing will be required for classifying JORC ("Australasian Joint Ore Reserves Committee") defined resource categories.

The Company also announces that it has received the final report for environmental baseline studies that were completed on the Souker Nickel Deposit during the 3rd quarter of 2007. The studies were conducted in compliance with local environmental guidelines and are an important first step in the ultimate development of the Souker Deposit. The Baseline study effectively identifies various environment impacts that historic regional mining and smelting activities and emissions from the local smelters have had on the Souker Property and surrounding area. Given the significant impact mining has had on the local and regional environment, it is imperative that the Baseline study clearly established the current state of the environment and a set of environmental parameters against which the impacts of all future due to development of the Souker Deposit can be identified.

All of the 2007 drilling is being completed with NQ sized core using a Longyear LF 70 drill rig. Recoveries to date have been excellent. Drilling during 2008 will be done with both NQ and HQ the larger core samples can also be used for the ongoing metallurgical testing program. The drill core is being logged, photographed, sawn, sampled, and core samples are being prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying is being completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000, the VIMS Institute in Moscow and is subject to annual inspections. A full QA/QC program has been initiated on the Souker project. All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ CARY PINKOWSKI
__________________
Cary Pinkowski
Chairman

        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

[GRAPHIC OMITTED][GRAPHIC OMITTED]


Omitted graphic is a schematic drawing prepared by the Company on January 25, 2008 showing location of the Souker NI/CU Deposit Drill Plan.

Please see PDF version of this news release attached to view.



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